Exhibit 12.1

PRGX Global, Inc.

Statement Regarding

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	9 months ended	Year ended December 31,
	9/30/12	2011	2010	2009	2008	2007

Combined fixed charges and preferred dividends:
Interest expense (including amortization related to indebtedness)	1,671	1,904	1,451	3,229	4,090	15,071
Interest on uncertain tax positions	(338)	(453)	(268)	(299)	(270)	(264)
Loss on financial restructuring	0	0	0	0	0	0
Estimated portion of rent expense representative of interest	1,267	1,879	1,737	1,726	2,027	2,638
Dividends on mandatorily redeemable preferred stock	0	0	0	0	0	487

FIXED CHARGES AND PREFERRED DIVIDENDS	2,600	3,330	2,920	4,656	5,847	17,932

Earnings:

Earnings (loss) from continuing operations before income taxes and discontinued operations	5,445	4,108	5,135	18,355	22,532	(5,427)
Add back: Fixed charges	2,600	3,330	2,920	4,656	5,847	17,932
Interest on uncertain tax positions	338	453	268	299	270	264
Less: Dividends on mandatorily redeemable preferred stock	0	0	0	0	0	(487)

EARNINGS	8,383	7,891	8,323	23,310	28,649	12,282

RATIO (EARNINGS / FIXED CHARGES AND PREFERRED DIVIDENDS)	3.2	2.4	2.9	5.0	4.9	Less than 1
DEFICIENCY (if less than 1.0)						(5,650)